Mail Stop 0610   July 23, 2009

Mr. Geert R. Kersten
Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

Re: Cel-Sci Corporation
        Preliminary proxy statement filed July 17, 2009
        File No. 001-11889

Dear Mr. Kersten:

        We have reviewed your filing solely with respect to the pricing mechanism of the
equity line of credit and have the following comments. Where indicated, we think you
should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may or may not
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Approval of the issuance of such number of shares of common stock as may be required
by the terms of the equity line of credit.

1. We note the discussion on page 26 that "the purchase price per share of
    common stock will be based on the daily volume weighted average price of
    CEL-SCI's common stock during each of the ten trading days immediately
    following the drawdown date, less a discount of 9%." Please reconcile this
    statement with the subsequent statement pertaining to the price at which CEL-
    SCI is willing to sell the shares, i.e. "the lowest price will be set by CEL-
    SCI's Chief Executive Officer in his sole and absolute discretion." We may
    have additional comments.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director